Exhibit 99.1

VERSA BANCORP

and

VERSABANK

REORGANIZATION AGREEMENT

AUGUST 24, 2026

TABLE OF CONTENTS

Page

ARTICLE 1

INTERPRETATION

1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	4

ARTICLE 2

THE REORGANIZATION

2.1	Terms of the Reorganization	5
2.2	VersaBank Meeting and Circular	6
2.3	Versa Bancorp Registration Statement	6
2.4	By-Laws Amendment and Effective Date	6
2.5	Stock Option Plan	7
2.6	Payment of Consideration	7
2.7	U.S. Federal Tax Considerations	7

ARTICLE 3

CONDITIONS

3.1	Conditions Precedent	7
3.2	Satisfaction of Conditions	8

ARTICLE 4

TERM AND TERMINATION

4.1	Term	8
4.2	Termination	8
4.3	Effect of Termination/Survival	9

ARTICLE 5

GENERAL PROVISIONS

5.1	Amendments	9
5.2	Notices	9
5.3	Time of the Essence	10
5.4	Further Assurances	10
5.5	Waiver	10
5.6	Entire Agreement	10
5.7	Successors and Assigns	10
5.8	Severability	11
5.9	Governing Law	11
5.10	Rules of Construction	11
5.11	No Liability	11
5.12	Language	11
5.13	Counterparts	11

ADDENDA

SCHEDULE A AMENDMENT TO BY-LAWS

SCHEDULE B REORGANIZATION RESOLUTION

-i-

REORGANIZATION AGREEMENT

THIS AGREEMENT is made as of this 24th day of August, 2026,

AMONG:

VERSA BANCORP, a corporation incorporated under the laws of Delaware

(“Versa Bancorp”)

- and -

VERSABANK, a Schedule I chartered bank subject to the provisions of the Bank Act

(Canada)

(“VersaBank”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Agreement” means this Reorganization Agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Bank Act” means the Bank Act (Canada).

“Bank Act Approvals” means the approval of (i) the Minister pursuant to sections 373 and 377.1 of the Bank Act for Versa Bancorp to acquire a significant interest in, and control of, VersaBank; (ii) the Superintendent pursuant to section 65 of the Bank Act for Versa Bancorp to issue shares in consideration of property in connection with the conversion of VersaBank’s common shares into the Exchangeable Shares; (iii) the Superintendent pursuant to section 494(4) of the Bank Act for VersaBank to enter into related-party asset transactions as part of a restructuring in respect of its sale of issued and outstanding shares of VersaHoldings US Corp. to Versa Bancorp in exchange for the Versa Bancorp Note; and (iv) the Superintendent pursuant to section 75(4) of the Bank Act for VersaBank to reduce its stated capital and distribute the amount of such reduction as a return of capital to Versa Bancorp following the Share Exchange.

“Business Day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York.

“By-Laws” means the By-Laws of VersaBank.

“By-Laws Amendment” means the amendment to the By-Laws to implement the Reorganization, substantially in the form set out in Schedule A, subject to any amendments or variations to such amendments made in accordance with this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives where the context requires.

“Common Shares” means the common shares in the capital of VersaBank. “Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, with respect to the transactions contemplated by this Agreement, either: (a) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act; or (b) both of (i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act and (ii) Versa Bancorp shall have received a No Action Letter.

“Constating Documents” means articles and notice of articles, articles of incorporation, amalgamation, or continuation, as applicable, letters patent, by-laws and all amendments to such articles, letters patent or by-laws.

“Depositary” means Odyssey Trust Company or such other Person as VersaBank may appoint to act as depositary in relation to the Reorganization, with the approval of Versa Bancorp, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Reorganization provided for pursuant to section 277 of the Bank Act.

“Dissenting Shareholders” means a registered Shareholder who, in connection with the Reorganization, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act and thereby becomes entitled to receive, if the Reorganization is completed, the Fair Value of its Common Shares.

“Effective Date” means the date on which the transactions contemplated by the Reorganization are consummated.

“Effective Time” means 6:00 a.m. on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

“Exchangeable Shares” means the new class of exchangeable shares in the capital of VersaBank having the rights, privileges, restrictions and conditions set forth in the By-Laws Amendment.

“Fair Value” where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 277 of the Bank Act or as agreed between VersaBank and the Dissenting Shareholder.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, supervisory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Key Regulatory Approvals” means, collectively, the Bank Act Approvals and the U.S. Federal Reserve Approvals.

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, in each case, as amended unless expressly specified otherwise, including all Securities Laws.

“Minister” means the Minister of Finance (Canada).

“Nasdaq” means the Nasdaq Global Select Market.

"No Action Letter" means written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Parties” means, collectively, Versa Bancorp and VersaBank and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, corporation, company, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Reorganization” means the By-Laws Amendment and the other transactions contemplated by and provided for in this Agreement, as a result of which, among other things, Versa Bancorp will become the holder of all the outstanding Common Shares, as set out in Section 2.1.

“Reorganization Resolution” means the special resolution approving the Reorganization to be considered at the VersaBank Meeting by Shareholders, substantially in the form set out in Schedule B.

“Required Shareholder Approval” means the approval of at least two-thirds of the votes cast on the Reorganization Resolution by the Shareholders present in person or represented by proxy at the VersaBank Meeting.

“SEC” means the United States Securities and Exchange Commission,

“Securities Laws” means the Securities Act (Ontario) and the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, orders, rules, instruments, companion policies, policy statements and rulings issued thereunder or in relation thereto (including the rules and policies of the TSX).

“Share Exchange” has the meaning ascribed to it in Section 2.1.

“Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Stock Option Plan” means VersaBank’s Omnibus Long-Term Incentive Plan.

“Superintendent” means the Superintendent of Financial Institutions (Canada).

“TSX” means the Toronto Stock Exchange.

“TSX Exchange Approval” means, the conditional approval of the TSX for the listing and posting for trading on the TSX of Versa Bancorp Shares to be issued pursuant to the Reorganization, subject only to Versa Bancorp providing the TSX such required documentation and confirmations as is customary in the circumstances.

“U.S. Federal Reserve” means the Board of Governors of the Federal Reserve System.

“U.S. Federal Reserve Approvals” means any required approvals, consents, waivers, non-objections and authorizations (and the expiration and termination of all waiting periods in respect thereof) from the U.S. Federal Reserve, including under the Bank Holding Company Act of 1956, as amended, and Regulation K of the U.S. Federal Reserve.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended. “VersaBank” has the meaning ascribed thereto in the preamble hereto.

“VersaBank Circular” means the notice of VersaBank Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to Shareholders and other Persons as required by Law in connection with the VersaBank Meeting, as amended, supplemented or otherwise modified from time to time.

“VersaBank Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held to consider, among other things, the Reorganization Resolution and for any other purpose as may be set out in the VersaBank Circular and agreed to in writing by Versa Bancorp.

“Versa Bancorp” has the meaning ascribed thereto in the preamble hereto.

“Versa Bancorp Consideration” means one Versa Bancorp Share per Exchangeable Share. “Versa Bancorp Note” has the meaning ascribed to it in Section 2.4(c).

“Versa Bancorp Shares” means common shares in the capital of Versa Bancorp, as currently constituted.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(c)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(d)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(e)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(f)	Time References. References to time are to local time, Toronto, Ontario.

(g)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE REORGANIZATION

2.1	Terms of the Reorganization

The Parties agree that the Reorganization will be implemented in accordance with and subject to the terms and conditions of this Agreement pursuant to the By-Laws Amendment, which will amend the By-Laws to provide that:

(a)	at the Effective Time a class of Exchangeable Shares will be created;

(b)	upon the creation of the class of Exchangeable Shares, each Common Share will be changed into one Exchangeable Share on a one-for-one-basis;

(c)	immediately following the conversion of each Common Share for one Exchangeable Share, each Exchangeable Share will be transferred automatically to Versa Bancorp for:

(i)	in the case of Exchangeable Shares other than Exchangeable Shares held by Dissenting Shareholders, the Versa Bancorp Consideration per share to be issued directly to the non-Dissenting Shareholders by Versa Bancorp; and

(ii)	in the case of Exchangeable Shares held by Dissenting Shareholders, the right to be paid Fair Value for their Exchangeable Shares.

following which Versa Bancorp will convert the Exchangeable Shares acquired by it into Common Shares on a one-for-one basis (the “Share Exchange”).

2.2	VersaBank Meeting and Circular

VersaBank shall:

(a)	convene and conduct the VersaBank Meeting in accordance with VersaBank’s Constating Documents and Law as soon as reasonably practicable; and

(b)	prepare and complete the VersaBank Circular together with any other documents required by Law in connection with the VersaBank Meeting, and shall cause the VersaBank Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by Law.

2.3	Versa Bancorp Registration Statement

Versa Bancorp will file, on or before the date of mailing of the VersaBank Circular, and to cause to become and remain effective, a registration statement with the SEC on Form S-4 under the U.S. Securities Act (the “Registration Statement”) regarding the Reorganization and offering and issuance of Versa Bancorp Shares to U.S. holders of Common Shares in connection with the Reorganization.

2.4	By-Laws Amendment and Effective Date

The By-Laws Amendment shall implement the Reorganization. VersaBank shall adopt the By-Laws Amendment effective at the Effective Time or as soon as reasonably practicable after the satisfaction, or, where not prohibited, the waiver by the Parties, of the conditions set out in Article 3 (excluding conditions that, by their terms, are to be satisfied on the Effective Date). Following the Effective Time, as soon as reasonably practicable, the Parties shall use commercially reasonable efforts to cause:

(a)	VersaBank to amend its Stock Option Plan to (i) amend the definition of “Company” to mean, from and after the Effective Time, Versa Bancorp, and (ii) make such other conforming amendments as may be necessary or appropriate to provide that all outstanding awards under the Stock Option Plan (including all stock options, performance share units, restricted share units and deferred share units) will be convertible, exercisable or settleable, as applicable, into Versa Bancorp Shares rather than Common Shares, in each case pursuant to Section 7.1 of the Stock Option Plan;

(b)	Versa Bancorp to adopt the Stock Option Plan to govern future equity-based awards;

(c)	Versa Bancorp to purchase all of the issued and outstanding shares of VersaHoldings US Corp. from VersaBank in exchange for a promissory note equal to the aggregate fair market value of such shares (the “Versa Bancorp Note”);

(d)	VersaBank to file an election to cease to be a “public corporation” under the Income Tax Act (Canada); and

(e)	After filing the election contemplated in (d) above, VersaBank to distribute the Versa Bancorp Note to Versa Bancorp as a return of capital, and following such distribution to cancel the Versa Bancorp Note.

2.5	Stock Option Plan

Concurrently with VersaBank's amendment of the Stock Option Plan pursuant to Section 2.4(a), Versa Bancorp agrees to assume and be bound by VersaBank's obligations under the Stock Option Plan as so amended, including without limitation the obligation to issue Versa Bancorp Shares (or, where applicable, pay the cash equivalent thereof) upon the exercise or settlement of any outstanding awards granted under the Stock Option Plan, including all stock options, performance share units, restricted share units and deferred share units. For greater certainty:

(a)	upon the exercise of any stock option outstanding under the Stock Option Plan following the Effective Time, the applicable exercise price shall be paid to Versa Bancorp, and Versa Bancorp shall issue to the exercising participant the number of Versa Bancorp Shares to which such participant is entitled under the Stock Option Plan; and

(b)	upon the settlement of any performance share unit, restricted share unit or deferred share unit outstanding under the Stock Option Plan following the Effective Time, Versa Bancorp shall issue to the participant the number of Versa Bancorp Shares (or pay the cash equivalent thereof, as applicable) to which such participant is entitled under the Stock Option Plan.

2.6	Payment of Consideration

Versa Bancorp shall, following the satisfaction of the conditions to completion set out in Article 3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date), and in any event prior to the adoption by VersaBank of the By-Laws Amendments in accordance with Section 2.4, irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to VersaBank and Versa Bancorp, each acting reasonably) sufficient Versa Bancorp Shares to satisfy the aggregate Versa Bancorp Consideration payable to the Shareholders pursuant to the Reorganization and this Agreement (other than payments to Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.7	U.S. Federal Tax Considerations

It is intended that (i) each of (A) the exchange of Common Shares for Exchangeable Shares pursuant to Section 2.1(b) and (B) the Share Exchange be treated as a “reorganization” under Section 368(a)(1)(E) and/or Section 1036 of the Code and (ii) the transfer of Exchangeable Shares for the Versa Bancorp Consideration pursuant to Section 2.1(c) be treated as an exchange described in Section 351(a) of the Code. This Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code.

ARTICLE 3

CONDITIONS

3.1	Conditions Precedent

Versa Bancorp and VersaBank are not required to complete the Reorganization unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of Versa Bancorp and VersaBank:

(a)	Reorganization Resolution. The Required Shareholder Approval in respect of the Reorganization Resolution shall have been obtained at the VersaBank Meeting.

(b)	Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Reorganization.

(c)	Competition Act Approval. The Competition Act Approval has been obtained.

(d)	Illegality. No Law is in effect that makes the consummation of the Reorganization illegal or otherwise prohibits or enjoins VersaBank or Versa Bancorp from consummating the Reorganization.

(e)	Listing of Versa Bancorp Shares. The TSX Exchange Approval has been obtained and is in force and has not been rescinded. The Parties have filed a Company Event Notification with Nasdaq for Versa Bancorp to notify Nasdaq of a Substitution Listing Event relating to the Reorganization and to assume the ticker symbol used by VersaBank following the consummation of the Reorganization.

(f)	Effectiveness of Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Effective Date, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(g)	Dissent Rights. The time period for the exercise of any Dissent Rights conferred upon Shareholders in respect of the Reorganization shall have expired and Shareholders shall not have exercised (or otherwise be deemed to have exercised) Dissent Rights with respect to that number of Common Shares that would make it inadvisable to proceed with the implementation of the Reorganizations, as determined by VersaBank in its sole discretion.

3.2	Satisfaction of Conditions

The conditions precedent set out in Section 3.1 will be conclusively deemed to have been satisfied, waived or released when the By-Laws Amendment becomes effective.

ARTICLE 4

TERM AND TERMINATION

4.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

4.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties;

(ii)	VersaBank for any reason on written notice to Versa Bancorp;

(iii)	any Party if the Effective Time has not occurred on April 30, 2027; or

(iv)	any party if the VersaBank Meeting is duly convened and held and the Reorganization Resolution is voted on by Shareholders and not approved by Shareholders.

4.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 4.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that in the event of termination under Section 4.2, this Section 4.3 and Article 5 shall survive.

ARTICLE 5

GENERAL PROVISIONS

5.1	Amendments

This Agreement may, at any time and from time to time before or after the holding of the VersaBank Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(c)	modify any conditions contained in this Agreement.

5.2	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to VersaBank at:

VersaBank
140 Fullarton Street
Suite 2002
London, ON
N6A 5P2

Attention:	Tammie Ashton
Email:	tammiea@versabank.com

(b)	to Versa Bancorp at:

Versa Bancorp
140 Fullarton Street
Suite 2002
London, ON
N6A 5P2

Attention:	Tammie Ashton
Email:	tammiea@versabank.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, and (ii) if sent by email, on the day of sending if it is a Business Day if sent prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

5.3	Time of the Essence

Time is of the essence in this Agreement.

5.4	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and the Reorganization.

5.5	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

5.6	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the Reorganization and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Reorganization.

5.7	Successors and Assigns

(a)	This Agreement becomes effective only when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of each of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

5.8	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Reorganization is fulfilled to the fullest extent possible.

5.9	Governing Law

(a)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.10	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

5.11	No Liability

Subject to applicable Law, no director, officer or employee of the Parties shall have any personal liability for anything done or purported to be done in connection with the transaction contemplated by this Agreement. Each of the Parties to this Agreement receives and holds the benefit of this release, to the extent that it relates to its directors, officers or employees, as agents for them.

5.12	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

5.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copies) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Reorganization Agreement as of the date first written above.

VERSA BANCORP

By:	/s/ David Taylor
	Name:	David Taylor
	Title:	President & Chief Executive Officer

By:	/s/ Shawn Clarke
	Name:	Shawn Clarke
	Title:	Chief Operating Officer

VERSABANK

By:	/s/ David Taylor
	Name:	David Taylor
	Title:	President

By:	/s/ Tammie Ashton
	Name:	Tammie Ashton
	Title:	Global Executive Vice President

SCHEDULE A

AMENDMENT TO BY-LAWS

A-1

By-Laws Amendment

The By-Laws of VersaBank (the “Bank”) are hereby amended:

1.	By deleting the following in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws of the Bank:

“The authorized capital of the Bank shall consist of:

(a)	an unlimited number of common shares without nominal or par value; and

(b)	an unlimited number of non-voting, preferred shares without par value.”

2.	By replacing the deleted text with the following: “The authorized capital of the Bank shall consist of:

(a)	an unlimited number of common shares without nominal or par value;

(b)	an unlimited number of non-voting, preferred shares without par value; and

(c)	an unlimited number of exchangeable shares without nominal or par value.”

Effective at 6:00 a.m. (Eastern Time) on the fifth business day (being any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York) after all required approvals to the closing of the Reorganization (as defined in the Reorganization Agreement made between the Bank and Versa Bancorp (“Versa Bancorp”) dated August 24, 2026, as the same may be amended from time to time) have been obtained, or at such earlier or later time and/or date as the Bank and Versa Bancorp may agree in writing (in either case, the “Effective Time”), and provided that all conditions to the closing of the Reorganization have been satisfied or waived at the Effective Time, then:

(i)	each outstanding common share shall be changed into one exchangeable share of the Bank having the rights, privileges, restrictions and conditions set forth in Section 5 of By-Law No. 2 (Share Capital) of the By-Laws without further action by the holders thereof or by the Bank; and

(ii)	immediately thereafter (such time, the “Automatic Exchange Time”), the Automatic Exchange (as defined in such Section 5 of By-Law No. 2 (Share Capital) of the By-Laws) shall occur.

3.	By adding Appendix 1 hereto as a new Section 5 of By-Law No. 2 (Share Capital) of the By-Laws.

Provided that the foregoing amendments to the By-Laws of the Bank have been approved by the shareholders of the Bank in the manner and to the extent required by the Bank Act (Canada), such amendments shall become effective immediately prior to the Effective Time (as defined in paragraph 2 above).

1

APPENDIX 1

Exchangeable Share Attributes

The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”):

1.	Interpretation

1.1	Definitions

The following words and phrases whenever used in the Exchangeable Share Provisions shall have the following meanings, unless the context indicates otherwise:

(a)	“Automatic Exchange” means the automatic transfer to Versa Bancorp of (i) Exchangeable Shares that are not Dissent Shares for the Versa Bancorp Consideration pursuant to section 5.1(a) hereof, and (ii) Exchangeable Shares that are Dissent Shares for the right to receive a cash payment pursuant to section 5.1(b) hereof;

(b)	“Automatic Exchange Time” means the time specified in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws of the Bank;

(c)	“Bank” means VersaBank;

(d)	“Bank Act” means the Bank Act (Canada);

(e)	“business day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York;

(f)	“common shares” means common shares in the capital of the Bank;

(g)	“Depositary” means Odyssey Trust Company or such other Person as the Bank may appoint to act as depositary in relation to the Reorganization, with the approval of Versa Bancorp, acting reasonably;

(h)	“Dissent Rights” means the rights of dissent in respect of the Reorganization provided for pursuant to section 277 of the Bank Act;

(i)	“Dissent Share” means an Exchangeable Share issued at the Effective Time (as defined in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws) to a person who was at the Effective Time a Dissenting Shareholder in respect of the common share which was changed into such Exchangeable Share;

(j)	“Dissenting Shareholder” means a registered holder of a common share who, in connection with the Reorganization, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act;

(k)	“Exchangeable Shares” means the new class of exchangeable shares in the capital of the Bank having the rights, privileges, restrictions and conditions set forth herein;

(l)	“Fair Value” means fair value as determined by a court under section 277 of the Bank Act or as agreed between the Bank and the holder;

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(m)	“holder” means a registered holder of an Exchangeable Share;

(n)	“Reorganization” means the transactions contemplated by and provided for in the Reorganization Agreement;

(o)	“Reorganization Agreement” means the reorganization agreement made between the Bank and Versa Bancorp as of August 24, 2026 as the same may be amended from time to time;

(p)	“Versa Bancorp” means Versa Bancorp, a corporation incorporated under the laws of Delaware;

(q)	“Versa Bancorp Common Shares” means the common shares in the capital of Versa Bancorp; and

(r)	“Versa Bancorp Consideration” means one Versa Bancorp Common Share per Exchangeable Share.

1.2	Non-Business Day

If any day on which or by which any other action is required to be taken hereunder is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.

1.3	Herein, Hereto, etc.

The words “herein”, “hereto”, “hereof” and similar words refer, unless the context clearly indicates the contrary, to the whole of the Exchangeable Share Provisions and not to any particular article, section, subsection, clause or paragraph thereof.

1.4	Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

2.	Dividends

2.1	Ranking

The Exchangeable Shares shall rank junior to any class of preferred shares of the Bank and shall rank equally with the common shares of the Bank with respect to priority in the payment of dividends.

2.2	Dividends

Subject to the prior rights of the holders of any class of preferred shares of the Bank, the holders of Exchangeable Shares shall be entitled to receive dividends proportionately on a share for share basis with holders of the common shares as and when declared by the board of directors of the Bank out of the monies properly applicable to the payment of dividends.

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3.	Rights on Dissolution, Etc.

3.1	Ranking

The Exchangeable Shares shall rank junior to any class of preferred shares of the Bank and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding up its affairs, whether voluntary or involuntary.

3.2	Entitlement on Dissolution, Etc.

Subject to the prior rights of the holders of any class of preferred shares of the Bank, the holders of Exchangeable Shares shall be entitled to share proportionately on a share for share basis with holders of common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares in the distribution of the remaining assets of the Bank in such event.

4.	Voting

Subject to the Bank Act, the holders of the Exchangeable Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Bank on the same basis as a holder of common shares.

5.	Exchange; Dissent Shares

5.1	Automatic Exchange

Each Exchangeable Share shall be transferred automatically to Versa Bancorp at the Automatic Exchange Time in exchange for:

(a)	where such Exchangeable Share is not a Dissent Share, the Versa Bancorp Consideration to be issued directly to the non-Dissenting Shareholders by Versa Bancorp; or

(b)	where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value, in each case without further action by the holders thereof, by the Bank or by Versa Bancorp.

5.2	Settlement on Exchange

(a)	At the Automatic Exchange Time and upon the occurrence of the Automatic Exchange, Versa Bancorp Common Shares deposited with the Depositary by Versa Bancorp in accordance with the Reorganization Agreement shall be held by the Depositary for the benefit of the former holders of Exchangeable Shares (other than Dissent Shares) entitled thereto.

(b)	At the Automatic Exchange Time, the Bank, on behalf of all former holders of Exchangeable Shares, shall issue, or shall cause its transfer agent to issue, to Versa Bancorp a certificate representing all the Exchangeable Shares transferred to Versa Bancorp, and each such former holder is hereby deemed to have authorized the issuance of such certificate on its behalf in respect of its proportionate interest in such certificate.

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(c)	Any certificate which immediately prior to the Automatic Exchange Time represented outstanding common shares, other than a certificate held by a Dissenting Shareholder who is ultimately entitled to be paid an amount equal to the fair value of the common shares held by such Dissenting Shareholder, but was exchanged pursuant to Section 5.1, that has not been deposited, together with all other instruments reasonably required by the Depositary, with the Depositary on or prior to the fifth anniversary of the Automatic Exchange Time shall cease to represent a claim or interest of any kind or nature to the Versa Bancorp Consideration. On such date, the Versa Bancorp Consideration (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Versa Bancorp, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of the Bank, Versa Bancorp or the Depositary shall be liable to any person in respect of any Versa Bancorp Common Shares (or any dividends or distributions with respect thereto) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar laws.

6.	Conversion

6.1	Conversion Right

The Exchangeable Shares shall be convertible into common shares of the Bank at the option of the holder at any time and from time to time after the occurrence of the Automatic Exchange on the basis of one common share for each Exchangeable Share converted.

6.2	Conversion Procedure

The conversion right provided for in Section 6.1 may be exercised by notice in writing given to the Bank at its registered office or to the Depositary at its principal office in Toronto accompanied by the certificate or certificates representing the Exchangeable Shares in respect of which such conversion right is being exercised. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Exchangeable Shares which the holder desires to have converted. If less than all the Exchangeable Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate representing the Exchangeable Shares represented by the surrendered certificate or certificates which are not to be converted.

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SCHEDULE B

REORGANIZATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS

OF

VERSABANK

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amendments to the by-laws of VersaBank attached as Annex B to the management information circular dated August 4, 2026 (the “Circular”), whereby:

(a)	a new class of Exchangeable Shares of VersaBank will be created;

(b)	upon creation of the Exchangeable Shares, each common share of VersaBank will be changed into one Exchangeable Share;

(c)	immediately following the conversion of each common share of VersaBank into the Exchangeable Shares, each Exchangeable Share will be transferred automatically to Versa Bancorp for:

(i)	where such Exchangeable Share is not a Dissent Share, an equivalent number of newly issued shares of common stock of Versa Bancorp on a one-for-one basis to be issued directly to the non-Dissenting Shareholders by Versa Bancorp; or

(ii)	where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value, in each case without further action by the holders thereof, by VersaBank or by Versa Bancorp,

following which Versa Bancorp will convert the Exchangeable Shares acquired by it into common shares on a one-for-one basis, are hereby approved.

2.	The Reorganization pursuant to the Reorganization Agreement attached as Annex E to the Circular to be entered into by and between VersaBank and Versa Bancorp, that would cause Versa Bancorp to become the holding company of VersaBank and its subsidiaries, as more particularly described and set forth in the Circular (and as the Reorganization may be modified or amended in accordance with its terms), together with all transactions contemplated thereby, are hereby authorized, approved and adopted.

3.	Following VersaBank’s sale of its shares of VersaHoldings US Corp to Versa Bancorp in exchange for a promissory note equal to the aggregate fair market value of such shares (as further described in the Reorganization Agreement) (the “Sale Consideration”), the stated capital account maintained for VersaBank’s common shares shall be reduced by the Sale Consideration, by distributing such amount as a return of capital to the shareholder(s) of VersaBank at such time, subject to:

(i)	receipt of approval in writing by the Superintendent of Financial Institutions (Canada) required under subsection 75(4) of the Bank Act (Canada); and

(ii)	VersaBank’s Chief Financial Officer being satisfied that the reduction of stated capital of VersaBank would not cause VersaBank to be in contravention of any regulation referred to in, or direction made pursuant to, section 485 of the Bank Act (Canada).

4.	Any officer or director of VersaBank is hereby authorized and directed, for and on behalf of VersaBank, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

5.	Notwithstanding the approval of this special resolution by VersaBank shareholders, the directors of VersaBank are hereby authorized and empowered to, at their discretion, without notice to or approval of VersaBank shareholders, (i) amend, modify or supplement the Reorganization Agreement to the extent permitted by the Reorganization Agreement, (ii) subject to the terms of the Reorganization Agreement, not to proceed with the Reorganization, and (iii) in the event that the Reorganization Agreement is terminated in accordance with its terms or the Reorganization does not proceed in accordance with the terms of the Reorganization Agreement, not proceed with the adoption of the amendments to the by-laws or, if adopted, revoke the amendments.

6.	Defined terms used but not defined in this special resolution have the meaning given to them in Appendix 1 of Annex B of the Circular.